Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	For the Twelve Months Ended September 30,
(Dollars in thousands)	2004	2003	2002	2001	2000
FIXED CHARGES: (1)
Real estate
Interest and debt expense	$60,478	$50,862	$51,061	$51,203	$47,149
Ground rent	—	—	—	—	—

Total fixed charges for ratio - real estate	60,478	50,862	51,061	51,203	47,149
Banking
Preference security dividend requirements of consolidated subsidiary	27,989	15,000	15,000	15,000	15,000
Interest expense	163,022	205,479	273,186	422,744	394,400

Total fixed charges for ratio - total company	$251,489	$271,341	$339,247	$488,947	$456,549

EARNINGS: (1)
Operating income - total company	$206,844	$131,297	$84,034	$94,980	$69,805
Equity in earnings of unconsolidated entities	(7,788)	(7,248)	(8,811)	(7,169)	(7,291)
Distributions from unconsolidated entities	12,550	12,048	11,496	10,814	10,297
Capitalized interest	—	—	(287)	(569)	(1,175)
Preference security dividend requirements of consolidated subsidiary	(27,989)	(15,000)	(15,000)	(15,000)	(15,000)

	183,617	121,097	71,432	83,056	56,636
Total fixed charges for ratio - total company	251,489	271,341	339,247	488,947	456,549

Total earnings for ratio	$435,106	$392,438	$410,679	$572,003	$513,185

RATIO OF EARNINGS TO FIXED CHARGES	1.73 x	1.45 x	1.21 x	1.17 x	1.12 x

Excess of available earnings over fixed charges	$183,617	$121,097	$71,432	$83,056	$56,636

(1)	Includes Discontinued Real Estate Operations